82-34867

TRINIDAD

ENERGY SERVICES INCOME TRUST

05010554

August 10, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

SUPPL

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's Second Quarter Results – June 30, 2005. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Per: Jenna Francom

E. Tara Wood
Executive Assistant

SEC MAIL PROCESSING RECEIVED AUG 17 2005 WASH. D.C. 192 SECTION

PROCESSED AUG 18 2005 THOMSON FINANCIAL

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: August 10, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES SECOND QUARTER RESULTS – JUNE 30, 2005

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and six months ended June 30, 2005, and its outlook based on information available as at July 29, 2005. The MD&A should be read in conjunction with the audited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust") for the year ended December 31, 2004. Additional information is also available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, which are available through SEDAR (www.sedar.com).

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. Such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements.

FINANCIAL HIGHLIGHTS	**Three months ended June 30,**		**Six months ended June 30,**	
(thousands except unit and per unit data – Unaudited)	**2005**	2004	**2005**	2004
Revenue	**32,475**	17,118	**106,590**	49,338
Gross margin (1)	**7,750**	3,952	**42,203**	18,108
EBITDA (2)	**(36)**	1,692	**29,700**	11,215
Per unit (diluted) (3)	**(0.00)**	0.05	**0.58**	0.34
EBITDA before unit based compensation (2)	**2,063**	1,388	**31,939**	13,468
Per unit (diluted) (3)	**0.04**	0.04	**0.62**	0.41
Cash flow before change in non-cash working capital (1)	**(366)**	637	**28,198**	11,836
Per unit (diluted) (3)	**(0.01)**	0.02	**0.55**	0.36
Distributions paid and declared	**11,257**	5,333	**20,362**	9,625
Distributions paid and declared per unit (basic)	**0.22**	0.15	**0.41**	0.30
Payout ratio (4)	**-**	-	**72%**	81%
Net earnings (loss)	**(1,848)**	329	**14,130**	4,329
Per unit (diluted) (3)	**(0.04)**	0.01	**0.28**	0.13
Net earnings before unit based compensation	**251**	25	**16,369**	6,582
Per unit (diluted) (3)	**0.01**	0.00	**0.32**	0.20
Units outstanding – basic (weighted average)	**50,128,853**	34,614,307	**50,062,487**	31,855,402
Units outstanding – diluted (weighted average)	**51,352,279**	35,443,270	**51,137,256**	32,705,835
OPERATING HIGHLIGHTS				
Operating days – drilling	**1,472**	1,052	**5,016**	2,920
Rate per drilling day	**19,448**	15,312	**20,006**	16,050
Utilization rate – drilling	**31%**	37%	**53%**	62%
CAODC industry average	**32%**	30%	**52%**	52%
Drilling rigs	**52**	31	**52**	31
Utilization rate for service rigs	**41%**	48%	**55%**	53%
Service rigs	**9**	7	**9**	7

(1) Readers are cautioned that Cash flow before change in non-cash working capital and Gross margin do not have a standardized meaning prescribed by GAAP; however, the Trust does compute both Cash flow before change in non-cash working capital and Gross margin on a consistent basis for each reporting period.
(2) EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, the Trust does compute EBITDA on a consistent basis for each reporting period.
(3) Includes trust units issued upon conversion of exchangeable shares.
(4) Payout ratio is only provided on a year-to-date basis.

OVERVIEW

Activity levels during the second quarter were impacted significantly by the wet weather conditions that ensued throughout the period. Despite strong demand these conditions resulted in the delay of many projects across the industry, as drilling companies were unable to move equipment as a result of road bans which were in effect for most of the period. Trinidad capitalized on this opportunity by completing maintenance programs which were originally scheduled for later in the year, positioning the Trust well to profit from market activity in the upcoming quarters. As a result of this strategy Trinidad incurred an estimated additional $3.5 million in repairs and maintenance from expectations during the second quarter of 2005. As the road bans have been lifted, activity levels have quickly increased as operators respond to strong commodity prices and the backlog of proposed wells to be drilled.

On April 29, 2005 Trinidad purchased all of the outstanding shares of Titan Surface Casing Ltd., which has added 14 preset drilling and coring rigs. This acquisition has enabled Trinidad to diversify its rig fleet and provide customers with a more comprehensive service. Construction of the 22 new drilling rigs which Trinidad has committed to build has continued throughout the quarter and the first rig is scheduled to be deployed into the United States in the third quarter. Deployment of the additional rigs will continue throughout the remainder of the year and into 2006. These drilling rigs are all backed by take-or-pay contracts guaranteeing a day rate for Trinidad over the period as they are put into operations. During the second quarter the Trust completed a bought deal equity financing for net proceeds of $118.6 million which, in addition to the Trust's credit facilities, positions Trinidad favorably to be able to manage cash flow and finance its capital requirements.

	2005		2004				[illegible]		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Financial Highlights									
Revenue	**32.5**	**74.1**	58.8	30.4	17.1	32.2	[illegible]	[illegible]	[illegible]
Gross margin	**7.8**	**34.5**	26.8	11.9	4.0	14.1	10.9	[illegible]	[illegible]
Net earnings (loss)	**(1.8)**	**16.0**	15.1	1.4	0.3	4.0	[illegible]	[illegible]	[illegible]
Earnings (loss) per unit									
Basic	**(0.04)**	**0.32**	0.33	0.04	0.01	0.14	[illegible]	[illegible]	[illegible]
Diluted	**(0.04)**	**0.31**	0.33	0.04	0.01	0.13	[illegible]	[illegible]	[illegible]
Operating Highlights									
Operating days – drilling	**1,472**	**3,544**	3,011	1,898	1,052	1,868	[illegible]	[illegible]	[illegible]
Rate per drilling day	**19,448**	**20,121**	18,942	15,331	15,312	16,482	[illegible]	[illegible]	[illegible]
Utilization Rate – drilling	**31%**	**76%**	76%	61%	37%	87%	[illegible]	[illegible]	[illegible]
CAODC industry average	**32%**	**71%**	62%	46%	30%	73%	[illegible]	[illegible]	[illegible]
Drilling rigs operating	**52**	**52**	51	35	31	31	[illegible]	20	[illegible]
Utilization for service rigs	**41%**	**69%**	61%	47%	48%	57%	[illegible]	[illegible]	[illegible]
Service rigs operating	**9**	**9**	8	8	7	8	8	8	8

Results from operations

Revenues for the second quarter 2005 were impacted negatively by the wet spring breakup conditions that were experienced throughout most of the second quarter. The wet weather resulted in lower revenue than anticipated for the second quarter of $32.5 million. However, prior acquisitions continue to increase revenues in comparison with 2004, resulting in increased revenue in the second quarter to $32.5 million from $17.1 million in 2004. Year-to-date revenues continue to reflect the strong operating conditions from the first quarter, increasing from $49.3 million to $106.6 million, an increase of 116%. The growth in both quarterly and year-to-date revenues are reflective of Trinidad's increased fleet from the comparative periods and increased demand which has led to higher day rates.

Consolidated gross margin increased for the second quarter of 2005 to $7.8 million from $4.0 million in 2004, and year-to-date gross margin increased to $42.2 million from $18.1 million in 2004. Gross margin percentages also increased to 23.9% from 23.0% for the second quarter and to 39.6% from 36.7% on a year-to-date basis. The increased margins are reflective of changes in the composition of Trinidad's drilling fleet

resulting in increased drilling depth and higher day rates. These margins were offset in the current quarter as Trinidad seized the opportunity, due to reduced activity levels, to complete much of the repairs and maintenance work that was scheduled for later in the year. This has put Trinidad in a favorable position to benefit from the return of higher activity levels.

Operating and general and administrative expenses

Operating costs increased to $24.7 million for the second quarter 2005 from $13.2 million in 2004, an increase of 87%. On a year-to-date basis operating costs have increased 106% from $31.2 million to $64.4 million. The increase in operating costs is directly related to the increase in revenue caused by growth and strong market conditions, and the increased repairs and maintenance in the current quarter to effectively utilize down time. It is estimated that incremental repairs and maintenance expenditures totaled approximately $3.5 million in the second quarter.

General and administrative expenses for the quarter were $5.7 million as compared to $2.6 million in 2004, and have increased from $4.6 million to $10.3 million year-to-date as a result of the Trust's growth over the past year. Growth through acquisitions, expansion of US operations and the equity issuance of $118.6 million completed in the second quarter have resulted in increased general and administrative expense.

Unit based compensation

Unit based compensation increased from a recovery $0.3 million in the second quarter 2004 to $2.1 million in 2005. The application of the fair value method in the fourth quarter 2004 contributes to the variance year-over-year. Year-to-date unit based compensation has decreased to $2.2 million from $2.3 million.

Income taxes

Trinidad's current income tax expense increased from $0.1 million to $0.2 million in the second quarter and increased from $0.2 million to $0.4 million year-to-date. The increase in the expense was due to higher capital taxes as a result of increasing capital assets, and was partially offset through lower rates in 2005.

Future income tax recovery increased from $1.8 million in the second quarter 2004 to $4.0 million in 2005 as a result of higher expenses in the current period and decreases in the temporary differences on capital assets due to reduced capital cost allowance claimed for income tax purposes. Year-to-date future income tax expense increased to $1.0 million from a recovery $0.2 million in 2004. The effective tax rate on earnings both quarterly and year-to-date has been reduced as a result of increases in the shareholder notes between the Trust and Trinidad Drilling, which has increased the interest expense for tax purposes.

Net earnings and cash flow

Consolidated net earnings for the second quarter 2005 decreased by $2.1 million from earnings of $0.3 million to a loss of $1.8 million as a result of poor weather conditions and additional stock based compensation costs incurred in the current period. Year-to-date strong operational results continue to be present with consolidated net earnings growth of 228% from $4.3 million to $14.1 million, demonstrating the significant growth that the Trust has had over the past year. Year-to-date net earnings per unit increased to $0.28 per unit from $0.14 per unit in 2004, an increase of 100%.

Cash flow from operations before change in non-cash working capital for the second quarter was a loss of $0.4 million (($0.01) per unit (diluted)) from $0.6 million ($0.02 per unit (diluted)) for the comparative quarter in 2004. Year-to-date cash flow from operations has increased 139% from $11.8 million to $28.2 million. Quarterly cash flows reflect the poor conditions that plagued the industry resulting in reduced revenue, however incremental repairs and maintenance activities on equipment performed during this downtime have positioned Trinidad favorably for the duration of the year. Year-to-date growth in cash flow is the result of the Trust following an investment strategy designed to ensure accretive growth for unitholders.

LIQUIDITY AND CAPITAL RESOURCES *(thousands – Unaudited)*	**June 30, 2005**	December 31, 2004
Working Capital	**15,997**	11,884
Bank overdraft	**-**	1,988
Operating line of credit	**-**	8,000
Current portion of long term debt	**5,589**	6,482
Long term debt	**9,191**	60,909
Total debt	**14,780**	77,379
Total debt as a percentage of assets	**3.2%**	20.8%
Net debt	**(6,806)**	49,025
Unitholders' equity	**392,716**	255,055
Debt to unitholders' equity	**3.8%**	30.3%

Effective June 2, 2005 Trinidad closed an equity issuance for 11.3 million trust units for net proceeds of $118.6 million. The proceeds of this issuance were used to repay the debt facilities which were previously drawn on, resulting in a reduction of debt levels by $62.6 million (81% reduction). The repayment and equity issuance have reduced net debt levels, increased shareholders' equity and reduced debt to equity levels. The proceeds raised and the Trust's debt facility will enable Trinidad to execute its commitment to build 22 new drilling rigs over the next twelve months.

Trinidad's working capital position remains strong and has increased in the quarter from $11.9 million to $16.0 million, an increase of $4.1 million, placing the Trust in a strong financial position as it moves forward into the third quarter and continues its drilling construction program. Trinidad will utilize its debt facility as required to finance the construction of its new rigs. At the end of the second quarter, only $14.8 million was drawn on the term credit debt facility.

Currently, Trinidad has committed to construct 22 new diesel electric drilling rigs to be deployed in both Canada and the United States in the latter half of 2005 and into 2006. Total capital costs of the construction are expected to be $270 million, inclusive of top drives which have been added to the construction costs, of which $42.3 million has been paid as a deposit at June 30, 2005. This commitment will be funded through the term credit facility and proceeds raised through the equity issuance during the quarter. Each of these rigs are backed by take-or-pay contracts which provide for committed days and drilling rates over the next three to five years.

The Trust had previously entered into a contract to purchase four well servicing rigs. During the second quarter the first of these was put into service leaving a commitment for three additional well servicing rigs with a total committed price of $6.9 million, of which $2.0 million had been spent to quarter end. Early in July 2005, the second new service rig was put into service.

UNITHOLDERS' CAPITAL *(thousands – Unaudited)*	**June 30, 2005**	December 31, 2004
Unitholders' capital	**362,439**	222,815
Exchangeable shares	**33,047**	30,800

Unitholders' capital increased by $139.6 million in the second quarter with the issuance of an additional 14.2 million units due to the conversion of 0.8 million Initial Series exchangeable shares ($5.7 million), all 1.6 million Series B exchangeable shares ($12.8 million), 0.3 million trust units issued on the exercise of options and rights ($1.3 million), 11.3 million trust units pursuant to the equity financing completed during the year ($118.6 million) and the 0.1 million trust units issued for the acquisition of Titan Surface Casing ($0.9 million). Unitholders' capital on July 29, 2005 was $366.3 million (60,633,458 units). An additional 2.0 million exchangeable shares ($20.8 million) were issued to finance the acquisition of Titan Surface Casing Ltd..

DISTRIBUTIONS *(thousands except unit and per unit data – Unaudited)*	Three months ended June 30, 2005	2004	Six months ended June 30, 2005		2004	
Cash flow before changes in non-cash working capital	**(366)**	637	**28,198**	**100%**	11,836	100%
Distributions paid & declared	**(11,257)**	(5,333)	**(20,362)**	**72%**	(9,625)	81%
Cash retained for growth, debt reduction & future distribution	**(11,623)**	(4,696)	**7,836**	**28%**	2,211	19%
Cash flow before change in non-cash working capital per unit (basic)	**(0.01)**	0.02	**0.56**		0.37	
Distributions paid & declared per unit	**(0.22)**	(0.15)	**(0.41)**		(0.30)	
Cash retained per unit	**(0.23)**	(0.13)	**0.15**		0.07	
Quarter ending annualized distribution per unit	**0.90**	0.66	**0.90**		0.66	

During the three months ended June 30, 2005 Trinidad distributed $11.3 million dollars, an increase of $5.9 million, or 111% from the comparative quarter in the prior year. Year-to-date distributions have increased 112% from $9.6 million to $20.4 million. Annualized distributions have increased 36.4% from $0.66 per unit to $0.90 per unit. The Trust manages its distributions based on a payout ratio goal of up to 75% of cashflow from operation, with the remainder being retained for future growth opportunities, debt repayment, or incremental distributions to unitholders. The payout ratio for the six months ended has decreased from 81% in 2004 to 72% in 2005.

SEASONALITY

The Trust operates as an oil and gas well drilling and service rig company operating in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgments be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgment. Anticipating future events involves uncertainty, and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's capital assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's capital assets.

Unit based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions such as volatility, annual distribution yield, risk free interest and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian Generally Accepted Accounting Principles, the Trust performs an annual goodwill impairment test in the first quarter of each fiscal year. This test was performed and no goodwill impairment exists.

OUTLOOK

Industry activity is expected to remain strong for 2005 and into 2006. There has been a steep ramp up of activity as we move into the third quarter and oil and gas companies move forward on executing their drilling programs which were put on hold in the second quarter due to the poor operating conditions. Current industry well count forecast for Western Canada, based on the Petroleum Services Association of Canada's drilling forecast, has been increased to approximately 24,000 wells in 2005. Commodity pricing for both oil and gas is expected to remain strong as global demand for commodities continues to exceed current supply. Trinidad has commenced its construction program to capitalize on these market conditions and respond to the needs of our customer base. We are focused on continuing to add to our distribution capabilities by accretively growing our business. All capital investments will continue to be evaluated based on return on capital and focused on low risk operating environments.

"signed" Michael E. Heier

Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & Chief Executive Officer or Brent Conway, Chief Financial Officer at:
Phone: 403.265.6525 Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

CONSOLIDATED BALANCE SHEETS
(thousands - Unaudited)

	June 30, 2005	December 31, 2004
Assets		
Current assets		
Cash	**9,499**	-
Accounts receivable	**38,302**	50,139
Prepaid expenses	**1,767**	143
	49,568	50,282
Deposit on capital assets	**51,167**	8,935
Capital assets	**322,974**	302,773
Goodwill	**31,791**	9,806
Deferred finance costs	**546**	658
	456,046	372,454
Liabilities		
Current liabilities		
Bank overdraft	-	1,988
Operating line of credit (note 3)	-	8,000
Accounts payable	**23,474**	19,174
Accrued trust distributions	**4,508**	2,754
Current portion of long term debt	**5,589**	6,482
	33,571	38,398
Long term debt	**9,191**	60,909
Future income taxes	**20,568**	18,092
	63,330	117,399
Unitholders' equity		
Unitholders' capital (note 5)	**362,439**	222,815
Exchangeable shares (note 5)	**33,047**	30,800
Contributed surplus	**5,078**	3,055
Accumulated trust distributions (note 7)	**(52,966)**	(32,604)
Accumulated earnings	**45,118**	30,989
	392,716	255,055
	456,046	372,454

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS
(thousands except unit and per unit data – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	**2005**	2004
Revenue	**32,475**	17,118	**106,590**	49,338
Expenses				
Operating	**24,725**	13,166	**64,387**	31,230
General and administrative	**5,687**	2,564	**10,264**	4,640
Unit based compensation	**2,099**	(304)	**2,239**	2,253
Depreciation and amortization	**3,373**	2,375	**10,849**	5,401
Interest	**2,237**	700	**3,379**	1,420
Earnings before income taxes	**(5,646)**	(1,383)	**15,472**	4,394
Income taxes				
Current	**192**	51	**362**	212
Future taxes	**(3,990)**	(1,763)	**980**	(147)
	(3,798)	(1,712)	**1,342**	65
Net earnings (loss)	**(1,848)**	329	**14,130**	4,329
Accumulated earnings - beginning of year	**46,966**	14,199	**30,988**	10,199
Accumulated earnings - end of period	**45,118**	14,528	**45,118**	14,528
Earnings per unit				
Basic	**(0.04)**	0.01	**0.28**	0.14
Diluted	**(0.04)**	0.01	**0.28**	0.13
Weighted average number of trust units				
Basic	**50,128,853**	34,614,307	**50,062,487**	31,855,402
Diluted	**51,352,279**	35,443,270	**51,137,256**	32,705,835

CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	**2005**	2004
Cash provided by (used in)				
Operating activities				
Net earnings (loss) for the period	**(1,848)**	329	**14,130**	4,329
Items not affecting cash				
Depreciation and amortization	**3,373**	2,375	**10,849**	5,401
Unit based compensation	**2,099**	(304)	**2,239**	2,253
Future income taxes	**(3,990)**	(1,763)	**980**	(147)
Cash flow from operations before change in non-cash working capital	**(366)**	637	**28,198**	11,836
Net change in non-cash operating working capital	**14,646**	12,101	**5,358**	3,152
	14,280	12,738	**33,556**	14,988
Investing activities				
(Increase) decrease in deposits on capital assets	**(31,786)**	(7,575)	**(41,347)**	3,294
Acquisition of Arrow Drilling	**-**	-	**-**	(26,438)
Acquisition of Titan Surface Casing (note 4)	**(11,300)**	-	**(11,300)**	-
Purchase of capital assets	**(4,310)**	(6,393)	**(18,656)**	(20,985)
Proceeds from dispositions	**99**	48	**227**	83
Change in non-cash working capital item – accounts payable	**7,815**	633	**8,270**	1,908
	(39,482)	(13,287)	**(62,806)**	(42,138)
Financing activities				
Increase (decrease) in bank overdraft	**(1,836)**	314	**(1,988)**	314
Decrease in line of credit	**(10,500)**	-	**(8,000)**	-
Increase (decrease) in long term debt – net	**(62,673)**	241	**(52,611)**	226
Net proceeds from unit issues (note 5)	**119,580**	209	**119,956**	30,820
Trust unit distribution	**(11,257)**	(5,333)	**(20,362)**	(9,625)
Change in non-cash working capital item – accrued distributions	**1,387**	4	**1,754**	521
	34,701	(4,565)	**38,749**	22,256
Increase in cash for the period	**9,499**	(5,114)	**9,499**	(4,894)
Cash - beginning of period	**-**	5,114	**-**	4,894
Cash - end of period	**9,499**	-	**9,499**	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING POLICIES

These consolidated interim financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2004, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited consolidated interim financial statements should be read in conjunction with the consolidated financial statements contained in the annual report for the year ended December 31, 2004.

Foreign Currency Translation

The operations of Trinidad Drilling US, which commenced in the current quarter, are considered to be integrated foreign operations and are translated using the temporal method under which all foreign currency transactions are translated at the rate in effect as at the transaction date. Monetary assets and liabilities are translated at the rate in effect as at the balance sheet date, non-monetary assets and liabilities are translated at their historical rate and gains and losses are recognized into the consolidated statement of operations in the period that they arise.

2. SEASONALITY

Trinidad Energy Services Income Trust is an oil and gas well drilling and service rig company operating in Western Canada. The Trust's operations are heavily dependent on the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

3. LONG TERM DEBT

On April 14, 2005 Trinidad increased its term credit facility to a $165.0 million (December 31, 2004 - $100.0 million) non-reducing term facility held by G.E. Canada Asset Financing Inc., Deutsche Bank A.G., and Toronto Dominion Bank. There were no changes in the terms of the credit facility.

4. ACQUISITION

Acquisition of shares of Titan Surface Casing Ltd.

On April 29, 2005 Trinidad Drilling purchased all of the outstanding shares of Titan Surface Casing Ltd. ("Titan"), effective April 1, 2005, for consideration of $33.0 million. The acquisition was funded through internal cash flow, the issuance of 1,961,132 exchangeable shares with a deemed value of $20.8 million and the issuance of 85,960 trust units with a deemed value of $0.9 million and cash of $3.4 million. As part of the Titan acquisition, at the time of closing, Trinidad was obligated to repay the $3.8 million of long term debt and $4.1 million of shareholder loans. The consideration paid for this acquisition has been allocated as follows:

(thousands except unit data)	2005
Purchase price allocated as follows:	
Working capital, net	13
Other assets	60
Goodwill	21,985
Capital assets	12,450
Future income taxes	(1,496)
	33,012

Financed as follows:	
Trust Units	911
Exchangeable Shares	20,788
Cash, net of working capital	11,300
	32,999
Plus: working capital	13
	33,012

5. UNITHOLDERS' CAPITAL

Authorized

Unlimited number of trust units, voting, participating

Unitholders' Capital Issued and Outstanding
(thousands except unit data)

	June 30, 2005		December 31, 2004	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders capital – opening balance	**45,898,116**	**222,815**	27,949,881	79,093
Trust units issued – for cash	**11,256,810**	**118,611**	16,114,059	131,600
Trust units issued – for acquisitions	**85,960**	**911**	937,166	8,763
Trust units issued on conversion of exchangeable shares	**2,507,676**	**18,541**	-	-
Trust units issued on exercise of options and rights	**354,069**	**1,345**	897,010	3,002
Contributed surplus transferred on exercised options and rights	**-**	**216**	-	357
Unitholders' capital – ending balance	**60,102,631**	**362,439**	45,898,116	222,815

A subsidiary of the Trust has issued the following exchangeable shares:

Exchangeable Shares
(thousands except unit data)

	June 30, 2005		December 31, 2004	
	Number of Units	**Amount $**	Number of Units	Amount $
Exchangeable shares – opening balance	**3,948,718**	**30,800**	-	-
Exchangeable shares issued, Initial Series – Arrow purchase	**-**	**-**	2,307,692	18,000
Exchangeable shares issued, Series B – Wilson purchase	**-**	**-**	1,641,026	12,800
Exchangeable shares issued, Series C – Titan purchase	**1,961,132**	**20,788**	-	-
Exchangeable shares exchanged, Initial Series	**(736,000)**	**(5,741)**	-	-
Exchangeable shares exchanged, Series B	**(1,641,026)**	**(12,800)**	-	-
Exchangeable shares – ending balance	**3,532,824**	**33,047**	3,948,718	30,800

The exchange ratio for the initial series exchangeable shares is 1.10825 and the trust units issuable upon conversion are 1,741,827. Subsequent to quarter end 451,162 of these shares have been exchanged for trust units. All Series B exchangeable shares were converted in the year. The exchange ratio for the C series of exchangeable shares is 1.01241 and the trust units issuable upon conversion are 1,985,469. Subsequent to quarter end 27,986 of these shares have been exchanged for trust units.

6. UNIT OPTION AND RIGHTS PLAN

Unit option plan

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and it affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Unit Option plan:

	June 30, 2005		December 31, 2004	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding – beginning of period	**107,729**	**1.97**	352,094	1.97
Granted during the period	-	-	-	-
Exercised during the period	**(44,167)**	**1.58**	(244,365)	1.97
Returned during the period	-	-	-	-
Outstanding – end of period	**63,562**	**2.25**	107,729	1.97

Trust unit rights incentive plan

On May 2, 2003 the Trust established the Trust unit rights incentive plan. The following table sets out unit options that are outstanding under the Trust unit rights incentive plan:

	June 30, 2005		December 31, 2004	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding – beginning of period	**3,928,738**	**7.62**	1,832,872	4.09
Granted during the period	**2,257,724**	**12.22**	2,778,021	9.03
Exercised during the period	**(309,902)**	**4.11**	(652,645)	3.87
Returned during the period	**(16,780)**	**6.19**	(29,510)	4.53
Outstanding – end of period	**5,859,780**	**9.80**	3,928,738	7.62

7. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

	Three months ended June 30,		Six months ended June 30,	
(thousands)	**2005**	2004	**2005**	2004
Cash flow before change in non-cash working capital	**(366)**	637	**28,198**	11,836
Cash distributions paid and declared	**11,257**	5,333	**20,362**	9,625
Funds retained for growth capital expenditures and future distributions	**(11,623)**	(4,696)	**7,836**	2,211
Accumulated cash distributions – beginning of period	**41,709**	13,198	**32,604**	8,906
Cash distributions	**6,749**	3,554	**15,854**	7,846
Distributions declared and payable	**4,508**	1,779	**4,508**	1,779
Accumulated cash distributions - end of period	**52,966**	18,531	**52,966**	18,531

8. COMMITMENTS

In response to customer demand Trinidad has commenced its North American expansion through a commitment to construct 22 new diesel electric drilling rigs, expected to be deployed in Canada and the United States in the latter half of 2005 and into 2006. Total capital costs of construction are expected to be $270 million, of which $42.3 million has been paid as a deposit as at June 30, 2005. Each of these rigs are backed by take-or-pay contracts which provide for committed days and drilling rates over the next three to five years.

The Trust previously entered into a contract to purchase four well servicing rigs. During the second quarter the first of these was put into service leaving a commitment for three additional well servicing rigs with a total committed price of $6.9 million of which $2.0 million had been spent to quarter end. Early in July 2005, the second new service rig was put into service.